Form ATS-N Exhibit 3 filing for ATS-6 (RPOOL)

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| **Part III** | **Item 21** | **Trade Reporting** | |
| Part III | Item 21a | Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances. | All reportable transactions effected in ATS-6 are over-the-counter or OTC transactions that are trade-reportable pursuant to applicable trade reporting requirements. Transactions effected by ATS-6 are reported to the FINRA/Nasdaq (Carteret) trade reporting facility. The possible exception to this practice is that the Broker-Dealer Operator may choose instead to report a small number of transactions to the FINRA/NYSE trade reporting facility and/or the FINRA/Nasdaq (Chicago) trade reporting facility to maintain connectivity to the FINRA/NYSE trade reporting facility and/or the FINRA/Nasdaq (Chicago) trade reporting facility as a ready and viable backups. Where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies) and therefore are not trade reported. |